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                               July 1, 2020

       Matt Bronfman
       Chief Executive Officer
       Jamestown Invest 1, LLC
       675 Ponce de Leon Avenue NE, 7th Floor
       Atlanta, GA 30308

                                                        Re: Jamestown Invest 1,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed June 12, 2020
                                                            File No. 024-11102

       Dear Mr. Bronfman:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 filed June 12, 2020

       Our operating agreement will provide that courts located in the State of Delaware will be the exclusive forum..., page 23

   1. We note your choice of forum provision disclosed in this risk factor and that it applies to claims arising from the
federal securities laws. Please clearly disclose whether this provision applies to
actions arising under the Securities Act or Exchange Act. If so, please also state that
there is uncertainty as to whether a court would enforce such provision. If the
provision applies to Securities Act claims, please also state that investors cannot waive compliance
with the federal securities laws and the rules and regulations thereunder.
       Prior Performance Summary, page 69
 Matt Bronfman
Jamestown Invest 1, LLC
July 1, 2020
Page 2
2. We note your prior performance summary and tables are as of December 31, 2018. Please update your prior performance for the year ended December 31, 2019.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.



FirstName LastNameMatt Bronfman                              Sincerely,
Comapany NameJamestown Invest 1, LLC
                                                             Division of
Corporation Finance
July 1, 2020 Page 2                                          Office of Real
Estate & Construction
FirstName LastName